Exhibit 99.1

Execution version

Sunset Power Pty Ltd as trustee of St Baker Family Trust

Tritium DCFC Limited

Each entity named as a Guarantor in schedule 1

St Baker –

USD35,000,000

Unsecured and

Subordinated Loan

Agreement

Ref: 9184444 3446-6482-1794

© Corrs Chambers Westgarth

Corrs Chambers Westgarth

Contents

1	Definitions & interpretation		1

	1.1	Definitions	1
	1.2	Interpretation	5
	1.3	St Baker limitation of liability	7
	1.4	Intercreditor Deed	8
	1.5	No security	8
	1.6	Original Loan Agreement	8

2	The Loan and purpose		8

	2.1	The Loan	8
	2.2	Drawdown	8
	2.3	How to request a Drawing	9
	2.4	Waiver	9
	2.5	Purpose	9

3	Mandatory cancellation		10

4	Repayment and prepayment		10

	4.1	Repayment	10
	4.2	Default	11
	4.3	Payment mechanics	12

5	Interest		12

	5.1	Interest Rate	12
	5.2	Interest payment	12
	5.3	Other Money Owing	13
	5.4	Default interest	13

6	Director appointment		13

7	Representations and warranties and undertakings		14

	7.1	Representations and warranties	14
	7.2	Undertakings	16

8	Taxes, withholding tax and costs and expenses		16

	8.1	Taxes	16
	8.2	Goods and services tax	16
	8.3	Withholding tax	17
	8.4	Costs and expenses	17
	8.5	Upfront fee	18

9	Illegality		18

10	Notices		18

	10.1	Service	18
	10.2	Particulars for delivery of notices	18
	10.3	Effective on receipt	19
	10.4	Communication to and from the Borrower	19

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11	Assignment		19

	11.1	By Lender	19
	11.2	By Obligors	19

12	General indemnities		20

13	Anti-money laundering		20

14	General		21

	14.1	Governing law, jurisdiction and service of process	21
	14.2	Waivers	21
	14.3	Law and legislation	21
	14.4	Severability	21
	14.5	Variation	21
	14.6	Partial invalidity	22
	14.7	Calculations and certificates	22
	14.8	Cleared funds	22
	14.9	Time of the essence	22
	14.10	Counterparts	22
	14.11	Application of money	22
	14.12	Further assurance	22

15	Guarantee and indemnity		23

16	Multiple Obligors		27

Schedule 1 - Guarantors			29

Schedule 2 - Form of Drawdown Notice			30

Execution			32

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Date:

Parties

Sunset Power Pty Ltd ACN 101 619 658 as trustee of St Baker Family Trust ABN 50 923 834 782 of Level 11, 344 Queen Street, Brisbane QLD 4000 (Lender)

Tritium DCFC Limited ACN 650 026 314 of 48 Miller Street, Murarrie QLD 4172

(Borrower)

Each guarantor as listed in schedule 1 (Guarantors and each a Guarantor)

Background

At the Borrower’s request, the Lender agrees to provide an US$ cash advance facility to the Borrower on the terms set out in this document.

Agreed terms

1	Definitions & interpretation

1.1	Definitions

In this document these terms have the following meanings:

Associate	Has the meaning given in section 12 of the Corporations Act.

Authorised Officer

(a)   In the case of the Lender, an officer or employee of the Lender whose title contains the word “chief”, “head”, “director”, “senior manager” or “counsel” or a person performing the functions of any of them or a person notified by the Lender to the Borrower as being its attorney or authorised officer or authorised representative for the purposes of the Finance Documents.

(b) In the case of any other person, any director or company secretary of that person.

Availability Period	The period starting from the date of this document and ending on the date which is 1 month after the date of this document (or such later date as agreed in writing by the Lender).

Avoided	Any payment, settlement, transaction, transfer or other dealing by or on behalf of an Obligor in connection with

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Transaction	any Finance Document which is or becomes avoided for any reason, including:

(a) as a result of any law relating to bankruptcy, insolvency or the protection of creditors; or

(b) any legal limitation, disability or incapacity of or affecting any person.

Business Day	A day (not being a Saturday, Sunday or public holiday) on which banks are generally open for business in Brisbane, Queensland.

Contested Tax	A Tax assessed as payable by a person where the person:

(a) is contesting the assessment in good faith;

(b) is not required to pay the Tax before the contest is determined; and

(c) has set aside sufficient reserves to pay the Tax and any other cost payable if the contest is unsuccessful.

Corporations Act	The Corporations Act 2001 (Cth).

Default Rate	The aggregate of 2.00% per annum and the Interest Rate.

Drawdown Date	In relation to the Drawing, the date on which the Drawing is or is proposed to be made.

Drawdown Notice	A notice given to the Lender in accordance with clause 2.3.

Drawing	The principal amount specified in the Drawdown Notice proposed to be advanced by the Lender, and which is advanced by the Lender, to the Borrower under this document.

Event of Default	One or more of the following occurring:

(a)   non-payment: an Obligor does not pay any amount payable under a Finance Document when due unless failure to pay is caused by administrative or technical error beyond its control and payment is made within two Business Days of its due date;

(b)   other obligation not complied with: an Obligor fails to comply with any of its obligations under a Finance Document (other than an obligation referred to in paragraph (a) above) and, if capable of remedy, that non-compliance is not remedied within 15 Business Days (or any longer period agreed by the Lender in writing) of the Lender giving notice to the Borrower or the Borrower or any other Obligor becoming aware of the failure to comply, whichever is earlier;

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(c)   incorrect statement or representation: any representation or warranty made or deemed to be made by an Obligor in a Finance Document, or in a document provided under or in connection with a Finance Document, is or proves to have been incorrect or misleading in any material respect when made or deemed to be made and if capable of remedy, the misrepresentation is not remedied within 15 Business Days (or any longer period agreed by the Lender in writing) of the Lender giving notice to the Borrower or the Borrower or any other Obligor becoming aware of it, whichever is earlier;

(d) cross default: any Financial Indebtedness of an Obligor:

(i) is not paid when due (or within any applicable grace period); or

(ii) becomes prematurely payable, or capable of being declared payable, before its specified maturity or is cancelled or suspended by a creditor of an Obligor in each case as a result of an event of default or review event (however described);

(e) Original Loan Agreement default: an Event of Default (as defined in the Original Loan Agreement) occurs and is subsisting;

(f) Insolvency Event: an Insolvency Event occurs with respect to an Obligor; or

(g) Material Adverse Effect: an event or series of events (whether related or not) occurs which has or is reasonably likely to have a Material Adverse Effect.

Facility Limit	USD35,000,000.

Finance Document	(a) This document;

(b) the Intercreditor Deed;

(c) a document that the Borrower and the Lender agree is a ‘Finance Document’; and

(d) a document entered into or given under or in connection with, or for the purpose of amending or novating, any document referred to in a paragraph above.

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Financial Indebtedness	Has the meaning given to that term in the Original Loan Agreement.

Government Agency	Any government or governmental, semi-governmental, administrative, public, regulatory or judicial entity, body, department, commission, agency or authority.

Group	The Borrower and its Subsidiaries (as that term is defined in the Corporations Act but as if “body corporate” includes any entity), including each Obligor and any entity required by Accepted Accounting Principles (as defined in the Original Loan Agreement) to be included in the consolidated financial statements of the Borrower or that would be required if that entity were a corporation.

GST	The goods and services tax levied under the GST law (as defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth)) or, if that Act does not exist for any reason, under any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.

Initial Repayment Amount	Has the meaning given in clause 4.1(a).

Insolvency Event	Has the meaning given to that term in the Original Loan Agreement.

Intercreditor Deed	The document entitled ‘Intercreditor Deed (Tritium 2023)’ dated on or about the date of this document between the Obligors, the Lender and others.

Interest Payment Date	The last day of the month, of the 3rd month after the Drawdown Date and then the last date of the month of each successive quarter thereafter.

Interest Rate	The rate of interest specified in clause 5.1.

Loan	Any advance of principal made under this document and any interest capitalised in respect of that advance.

Material Adverse Effect	A material adverse effect on: (a) the business, operation, property, condition (financial or otherwise) or prospects of the Group (taken as a whole);

(b) the ability of an Obligor to perform its obligations under the Finance Documents; or

(c) the validity or enforceability of any Finance Document or any material rights or remedies of the Lender under the Finance Documents.

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Money Owing	At any time, all amounts that are actually or contingently owing by the Obligors to the Lender under the Finance Documents, including any principal outstanding, interest (including any deferred interest and any capitalised interest), fees, costs and any other amount, as determined by the Lender.

Nominated Director	Has the meaning given in clause 6(a).

Obligor	The Borrower and each Guarantor.

Original Loan Agreement

Collectively:

(a)   the document entitled “Sunset Power Pty Ltd as trustee of St Baker Family Trust – USD20,000,000 term loan facility (Facility) – Letter of Offer” dated 23 December 2022 between the Lender and the Obligors (including, for the avoidance of doubt, the Facility Schedule enclosed thereto); and

(b) the document entitled “Loan Agreement Standard terms” dated 23 December 2022 between the Lender and the Obligors.

Qualifying Fundraising	Has the meaning given in clause 4.1(b).

Relevant General Meeting	Has the meaning given in clause 6(c).

Senior LNSA	Has the meaning given in the Intercreditor Deed.

Subscription Election	Has the meaning given in clause 4.1.

Tax	A tax (including any tax in the nature of a goods and services tax), rate, levy, impost, duty or other charge or withholding of a similar nature and any interest, penalty, fine or expense relating to any of them.

Termination Date	The date on which funding for an aggregate amount equal to the Initial Repayment Amount is advanced or otherwise paid by the Lender to the Borrower (including by way of set-off) by the Lender participating in a Qualifying Fundraising or subscribing for capital pursuant to a Subscription Election.

1.2	Interpretation

(a)	In this document:

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(i)	headings are for reference only and do not affect interpretation;

(ii)	unless stated otherwise, all interest, amounts in the nature of interest (including discount amounts) and fees are to be calculated on a daily basis and a year of 360 days;

(iii)	any undertaking, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(iv)	the singular includes the plural and vice versa, a gender includes other genders and different grammatical forms of defined expressions have corresponding meanings;

(v)	an Event of Default subsists until the Lender confirms in writing to the Borrower that it is either:

(A)	remedied to the Lender’s satisfaction; or

(B)	waived by the Lender in writing;

(vi)

unless stated otherwise, anything (other than making a payment or a set-off in respect of payment obligations which is permitted under the Finance Documents) required to be done on or by a day which is not a Business Day, must be done on or by the next Business Day;

(vii)	no provision or expression is to be construed against a party on the basis that the party (or its advisers) was responsible for its drafting; and

(viii)	examples and use of the word including and similar expressions do not limit what else may be included.

(b)	Unless the context requires otherwise, a reference in this document to:

(i)	a party to any document includes that person’s successors and permitted substitutes and assigns;

(ii)	an agreement includes any legally enforceable arrangement, understanding, undertaking or representation whether or not in writing;

(iii)	a document or agreement includes that document or agreement as novated, altered, amended, supplemented or replaced from time to time;

(iv)	any thing includes any part of it and a reference to a group of things or persons includes each thing or person in that group;

(v)	clauses, schedules and annexures are to those in this document, and a reference to this document includes any schedule and annexure;

(vi)	a person, corporation, trust, partnership, unincorporated body or other entity includes any of them;

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(vii)	time is to Brisbane time unless stated otherwise;

(viii)	legislation or other law or a provision of them includes regulations and other instruments under them, and any consolidation, amendment, re-enactment or replacement; and

(ix)

property or an asset includes any real or personal, present or future, tangible or intangible property or asset and any right, interest, revenue or benefit in, under or derived from the property or asset.

1.3	St Baker limitation of liability

(a)	For the purpose of this clause 1.3:

(i)	“St Baker Trustee” means Sunset Power Pty Ltd ACN 101 619 658 or any other entity acting in the capacity as trustee for the St Baker Trust; and

(ii)	“St Baker Trust” means the St Baker Family Trust ABN 50 923 834 782.

(b)	Subject only to clause 1.3(c), the parties acknowledge and agree that:

(i)	St Baker Trustee has entered into this document and each Finance Document solely in its capacity as the trustee for the St Baker Trust;

(ii)

St Baker Trustee is not liable to pay or satisfy any of its obligations under this document or any Finance Document and will have no liability to any other party to this document or a Finance Document except to the extent that St Baker Trustee is entitled to be and is actually indemnified out of the assets of the St Baker Trust;

(iii)

if the assets of the St Baker Trust are insufficient or St Baker Trustee is not fully indemnified out of those assets, no other party to this document or a Finance Document may seek to recover any shortfall by bringing proceedings against St Baker Trustee in its personal capacity or seek the appointment of a liquidator, administrator, receiver or similar person to St Baker Trustee or prove in any liquidation, administration or arrangement of St Baker Trustee; and

(iv)	each party releases St Baker Trustee from any personal liability whatsoever in respect of any loss which cannot be satisfied out of the assets of the St Baker Trust.

(c)	The limitation of liability in clause 1.3(b) does not apply if and to the extent that St Baker Trustee is not entitled to be indemnified out of the assets of the St Baker Trust because:

(i)	St Baker Trustee has failed to act honestly in relation to the matter respect of which the liability arises; or

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(ii)

St Baker Trustee has intentionally or recklessly failed to exercise, in relation to that matter, the degree of care and diligence that St Baker trustee is required to exercise as trustee of the St Baker Trust.

1.4	Intercreditor Deed

(a)

The Finance Documents are subject to the terms of the Intercreditor Deed in all respects. If there is an inconsistency between the terms of the Finance Documents and the Intercreditor Deed, then the terms of the Intercreditor Deed shall prevail. This includes where a person cannot comply with both, or where what is prohibited by one is permitted by the other.

(b)

Without limitation to paragraph (a) above, notwithstanding the covenants in this document, payment of principal and interest (including prepayments) and any guarantee, security and right of set off, combination of accounts and the like are subject to the terms of the Intercreditor Deed and no payment of principal or interest (or any other amount under a Finance Document) shall be made or claimed in contravention of the Intercreditor Deed.

1.5	No security

The Lender and each Obligor acknowledge and agree that any Security (as defined in the Original Loan Agreement) created under the Security Documents (as defined in the Original Loan Agreement) does not secure any amounts payable, or any obligations, under or in respect of this document and the Loan.

1.6	Original Loan Agreement

The Lender and each Obligor acknowledge and agree that the Loan and any other Money Owing is “Permitted Financial Indebtedness” for the purposes of the Original Loan Agreement.

2	The Loan and purpose

2.1	The Loan

Subject to this document, the Lender agrees to provide the Loan to the Borrower on the terms contained in this document.

2.2	Drawdown

The Loan may only be advanced in one Drawing up to the Facility Limit, provided that the following conditions precedent are met in form and substance satisfactory to the Lender:

(a)	a Drawdown Notice is given to the Lender at least one Business Day (or such lesser period agreed to by the Lender) prior to the Drawing;

(b)	the advance shall only be made on a Business Day during the Availability Period;

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(c)	the Lender has received this document and the Intercreditor Deed duly executed and delivered by the parties thereto;

(d)	all fees, costs and expenses due and payable to the Lender under the Finance Documents have been paid or will be paid out of the Loan on the date the Loan is provided;

(e)

the Lender is satisfied that each representation and warranty by the Obligors in the Finance Documents is correct and not misleading on the date of the Drawdown Notice and the date the Loan is provided, in each case with reference to the facts and circumstances on that date;

(f)

the Lender receives evidence, in form and substance satisfactory to it, that each Obligor is duly authorised to enter into the Finance Documents (including, without limitation, in respect of any related party transactions);

(g)	no Event of Default has occurred or will result from the Loan being provided; and

(h)	the Facility Limit will not be exceeded by providing the Loan; and

(i)	the Lender receives such other approvals, confirmations, documents, evidence and information as it reasonably requires.

2.3	How to request a Drawing

To request the advance of the Loan, the Borrower must provide a drawdown notice to the Lender which:

(a)	is in the form of Schedule 2 (or in any other form acceptable to the Lender);

(b)	is signed by an Authorised Officer of the Borrower;

(c)	specifies a Drawdown Date which is a Business Day within the Availability Period;

(d)	is effective on receipt by the Lender in legible form; and

(e)	cannot be changed, cancelled or revoked once provided to the Lender, without the Lender’s prior written consent.

2.4	Waiver

The conditions precedent in clause 2.2 are for the Lender’s sole benefit, and may only be waived by written notice from the Lender to the Borrower.

2.5	Purpose

The Borrower must use the Loan to fund:

(a)	the general working capital requirements of the Borrower (or any other entity in the Group);

(b)	the payment of any fees, costs and expenses payable by the Borrower under the Finance Documents.

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3	Mandatory cancellation

(a)

At 5:00pm (AEST) on the last day of the Availability Period, any unused Facility Limit will be cancelled and the Facility Limit will be reduced by the amount so cancelled. No Drawing may be made in respect of such amount cancelled or reduced.

(b)

Only one Drawing may be made by the Borrower. Once a Drawing is made, no other Drawing may be made in respect of any unused amount of the Facility Limit thereafter and such unused amount shall be cancelled on the Drawdown Date.

4	Repayment and prepayment

4.1	Repayment

(a)

Subject to the remaining provisions of this clause 4.1 and the Intercreditor Deed, the Borrower must pay an amount of the Money Owing equal to the amount of the Drawing on the Drawdown Date (Initial Repayment Amount) to the Lender on the Termination Date.

(b)	Prior to the Termination Date:

(i)

in the event the Borrower proposes to conduct a fundraising round in which one or more third parties enter into agreements with the Borrower providing for the raising of funds (whether by way of debt or equity, or a combination of debt and equity) for an aggregate consideration resulting in gross proceeds to the Borrower in excess of USD25,000,000 (or such other amount as may be agreed between the Borrower and the Lender in writing), (a Qualifying Fundraising), the Lender shall have the right on one occasion to participate in the Qualifying Fundraising by providing a total aggregate amount of funding equal to the Initial Repayment Amount on terms no less favourable to the Lender than those applying to any third parties participating in the Qualifying Fundraising (or on such other terms approved by the Lender in writing);

(ii)

in addition, on and from the date that is 120 days after the date that the Drawing is advanced (or such later date as the Lender and the Borrower may agree in writing), if the Lender has not already participated in a Qualifying Fundraising, the Lender shall have the right to elect by written notice to the Borrower to either:

(A)

from time to time and on one or more occasions issue a subscription notice to subscribe for ordinary shares in the capital of the Borrower in one or more private placement transactions, in which case the Lender will be entitled to subscribe for such ordinary shares at the volume weighted average price of trading in the ordinary shares in the capital of the Borrower on the Nasdaq stock market over the ten

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consecutive trading days ending on the day immediately prior to the date of any subscription notice, provided that the aggregate subscription amounts of all such subscriptions does not exceed an amount equal to the Initial Repayment Amount; or

(B)	subscribe for:

(1)

redeemable preference shares in the capital of the Borrower (the terms of which class of shares are subject to approval by the board of directors of the Borrower and the terms of subscription for which are otherwise as agreed between the Borrower and the Lender in writing) with an aggregate subscription price equal to the Initial Repayment Amount; and

(2)	warrants to subscribe for ordinary shares in the capital of the Borrower (with the issue of such warrants to be on terms agreed between the Borrower and the Lender in writing),

(each a Subscription Election).

(c)	The Initial Repayment Amount (or any part thereof) may be paid by the Borrower to the Lender:

(i)	by way of cash payment;

(ii)	by way of set-off against the funding amount payable by the Lender to participate in a Qualifying Fundraising or the amount payable by the Lender pursuant to a Subscription Election; or

(iii)	in any other manner as the Lender and the Borrower may agree in writing.

(d)

For the purpose of any set-off under clause 4.1(c)(ii), if the aggregate amount which the Lender is liable to pay the Borrower is less than the Initial Repayment Amount, the Borrower must pay the difference in cash to the Lender on the Termination Date. Unless the Lender agrees otherwise in writing, the Borrower must ensure that the funding amount payable by the Lender to participate in a Qualifying Fundraising or the amount payable by the Lender pursuant to a Subscription Election is an amount not less than the Initial Repayment Amount.

4.2	Default

Subject to the Intercreditor Deed, upon the occurrence of an Event of Default, in addition to any rights provided by law, the Lender may:

(a)

declare that all or part of the Money Owing is either immediately due and payable or otherwise payable in cash on demand, at which time it will immediately become so and the Borrower must immediately pay in cash all (or the relevant part, as the case may be) of the Money Owing to the Lender; and/or

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(b)	terminate the Loan and cancel the Facility Limit.

4.3	Payment mechanics

(a)	The Obligors must make all payments to the Lender under the Finance Documents:

(i)	in US Dollars (or any other currency agreed by the Lender in respect of that payment) (Agreed Currency) in immediately available funds;

(ii)	not later than 11.00 am (local time in the place of payment) on the due date (or, if that is not a Business Day, on the previous Business Day);

(iii)	to the account specified by the Lender to the Borrower or as the Lender otherwise directs from time to time; and

(iv)	without any counterclaim, deduction, withholding or set-off, except as required by law.

(b)

If for any reason the Lender receives payment under a Finance Document in a different currency from the Agreed Currency, the Lender can convert the amount received into the Agreed Currency at the times and at such rate or rates of exchange as the Lender (acting in good faith) considers appropriate. The Lender may deduct its costs in connection with any such conversion.

(c)

Payment of any amount payable under a Finance Document in a currency other than the Agreed Currency does not discharge that amount except to the extent of the amount of the Agreed Currency actually obtained by the Lender following the currency conversion or conversions referred to in clause 4.3(b).

(d)	The Obligors must pay or reimburse the Lender on demand for any cost, loss or liability incurred by the Lender in relation to the currency conversion or conversions referred to in clause 4.3(b).

(e)

Clauses 4.3(a)(ii), 4.3(a)(iv), 4.3(b) and 4.3(c) apply to any set-off in respect of payment obligations which is permitted under the Finance Documents, mutatis mutandis as if any reference to a payment under these clauses is a reference to the set-off.

5	Interest

5.1	Interest Rate

The Loan shall bear interest at 12% per annum.

5.2	Interest payment

(a)	Interest accrues daily on the outstanding amount of the Loan at the Interest Rate.

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(b)	Subject to clause 5.2(c), interest accrued on the Loan shall capitalise on each Interest Payment Date occurring before the Termination Date, and shall form part of the Loan.

(c)

Any interest on the Loan accruing from the Interest Payment Date occurring immediately prior to the Termination Date to the Termination Date shall be paid in cash by the Borrower to the Lender on the Termination Date; provided that any portion of such interest that cannot be paid in cash pursuant to the Intercreditor Deed shall be added to the Loan and be repaid as part of the Loan by means of application of set-off as contemplated by the Intercreditor Deed.

(d)

Notwithstanding any other provision in the Finance Documents, any principal outstanding in respect of the Loan which comprises any interest that has capitalised pursuant to clause 5.2(b) must be paid by the Borrower to the Lender in cash by the Termination Date, provided that any portion of such interest that cannot be paid in cash pursuant to the Intercreditor Deed shall be repaid as part of the Loan by means of application of set-off as contemplated by the Intercreditor Deed.

5.3	Other Money Owing

The Borrower shall pay the Lender all Money Owing, other than the Initial Repayment Amount and interest referred to in clause 5.2, on the Termination Date in cash or in any other manner as the Lender and the Borrower may agree in writing.

5.4	Default interest

(a)

If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment at the Default Rate.

(b)	Any interest accruing under this clause 5.4 shall be immediately payable by the Obligors on demand by the Lender.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded monthly but will remain immediately due and payable.

6	Director appointment

(a)

On and from the date that is 120 days after the date that the Drawing is advanced (or such later date as the Lender and the Borrower may agree in writing) and for so long as the Lender and its Associates continue to hold an aggregate of at least 15% of the total issued ordinary shares in the capital of the Borrower, the Lender may nominate in writing one individual for appointment to the board of directors of the Borrower as a non-executive director of the Borrower (Nominated Director).

(b)	Any individual nominated by the Lender as a Nominated Director under clause 6(a) must:

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(i)	have appropriate qualifications, skills and experience for a director of a Nasdaq-listed company of the size and type of the Borrower; and

(ii)	prior to appointment, execute a consent to be appointed as a director in the form reasonably required by the Borrower.

(c)

If the Lender nominates a Nominated Director in accordance with clause 6(a) and clause 6(b), the Borrower must, to the extent permitted in accordance with applicable law and provided that such appointment would not result in the Borrower losing its status as a foreign private issuer under US law, take all reasonable steps to procure:

(i)	the appointment of such person nominated by the Lender as a director of the Borrower in accordance with article 9.2(c) of the Borrower’s constitution; and

(ii)	that the board of directors of the Borrower, subject to the fiduciary duties of those directors as directors of the Borrower, takes all reasonable steps to:

(A)

submit the Nominated Director for election or re-election as a director of the Borrower at the next general meeting of the Borrower at which the Nominated Director may be elected, or re-elected, by the Borrower’s shareholders as required by the constitution of the Borrower or otherwise by applicable law (the Relevant General Meeting); and

(B)	recommend to the Borrower’s shareholders that they vote in favour of the election or re-election of the Nominated Director as a director of the Borrower at the Relevant General Meeting.

(d)

Subject to the approval of the Borrower’s shareholders, the Borrower agrees that the Nominated Director will be entitled to a director fee commensurate with, and on substantially the same terms as, director fees provided to the other non-executive directors of the Borrower from time to time.

(e)

If the Lender and its Associates at any time cease to hold an aggregate of at least 15% of the total issued ordinary shares in the capital of the Borrower, the Lender must procure that the Nominated Director immediately resigns as a director of the Borrower.

7	Representations and warranties and undertakings

7.1	Representations and warranties

(a)	Each Obligor represents and warrants to the Lender that:

(i)

(status) it is duly incorporated and validly existing and in good standing under the laws of its place of incorporation and has all required power and holds all necessary authorisations required for carrying on its business as now conducted;

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(ii)	(binding obligations) the obligations under the Finance Documents are valid, binding and enforceable against it;

(iii)	(benefit) it will benefit by entering into the Finance Documents;

(iv)

(no breach of obligations) in entering into and performing its obligations under the Finance Documents, it will not breach its constitutional documents or any law, obligation or instrument binding on it in any material respect;

(v)	(power) it has all necessary power and has obtained all authorisations required to enable it to enter into and perform its obligations under the Finance Documents;

(vi)	(no Event of Default) no Event of Default is subsisting;

(vii)	(Insolvency Event) no Insolvency Event has occurred in respect of it;

(viii)	(taxes and entitlements) it has paid all Taxes (other than Contested Taxes) and employee superannuation entitlements when due;

(ix)	(trustee) it does not enter into any Finance Document as a trustee of any trust;

(x)

(related party transactions) Chapter 2E of the Corporations Act is complied with and there is no contravention of the same in respect of the Finance Documents or any transactions contemplated thereunder;

(xi)	(disclosure) it has disclosed to the Lender all information it holds which is likely to be material to an assessment of the risk to the Lender in entering into the Finance Documents;

(xii)

(information correct) all information that it has provided to the Lender (or which is provided to the Lender on its behalf) is complete, correct and not misleading by omission or otherwise and, since the date on which that information was provided to the Lender, there has been no change in its financial position or any matter that may have a Material Adverse Effect; and

(xiii)

(litigation) as far as it is aware, there is no court or other proceeding or dispute that is current, pending or threatened which, if determined against it or a member of the Group, might have a Material Adverse Effect.

(b)

The representations and warranties in clause 7.1(a) (other than those in clauses 7.1(a)(xi) and 7.1(a)(xii) which are only made on the date of this document) are taken to be made by each Obligor by reference to the facts and circumstances then existing on:

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(i)	the date of this document;

(ii)	the Drawdown Date;

(iii)	the date of the Drawdown Notice; and

(iv)	each Interest Payment Date,

except to the extent that the Borrower or any Guarantor provides a written statement to the Lender outlining why they cannot accurately give any of these representations or warranties and the Lender has accepted that statement in writing.

(c)	The Borrower and each Guarantor acknowledge that, in entering into the Finance Documents and agreeing to provide the Loan, the Lender has relied on the representations and warranties in clause 7.1(a).

7.2	Undertakings

(a)

The Borrower will not, without the Lender’s prior written consent (not to be unreasonably withheld or delayed) incur any additional Financial Indebtedness on a basis that such additional Financial Indebtedness will either be secured or rank in priority to the Loan, whether by way of an increase in the amount of financial accommodation provided for under the Senior LNSA as at the date of this document or by way of new Financial Indebtedness, other than “Permitted Financial Indebtedness” (as defined and permitted under the Senior LNSA) but excluding paragraph (j) of the definition in the Senior LNSA (being Financial Indebtedness which the Majority Lenders (as defined in the Senior LNSA) may consent to).

(b)

The parties agree that, at all times after all Money Owing (as defined in the Original Loan Agreement) is satisfied, if any Money Owing is payable or outstanding, clause 16 (Undertakings) of the Original Loan Agreement shall apply to this document mutatis mutandis as if the undertakings, covenants and obligations in that clause are given by and binding on the Obligors for the benefit of the Lender.

8	Taxes, withholding tax and costs and expenses

8.1	Taxes

The Obligors must pay or reimburse the Lender on demand for all Taxes, registration and other fees, fines and penalties for late payment and account charges of the Lender that are payable in respect of the Finance Documents.

8.2	Goods and services tax

(a)	Unless otherwise indicated, all amounts referred to in the Finance Documents are expressed on a GST-exclusive basis.

(b)

If the Lender makes a taxable supply under any Finance Document to another party, that other party must pay the Lender, together with the GST-exclusive consideration, an amount equal to the GST for which the Lender is liable in relation to that supply.

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement	page 16

Corrs Chambers Westgarth

8.3	Withholding tax

(a)	Each Obligor must make all payments to the Lender under the Finance Documents without any withholding or deduction, unless required by law.

(b)

If a law requires an Obligor to deduct or withhold an amount on account of Taxes from any payment made by that Obligor under a Finance Document (other than a Tax on the Lender’s net income), then the Obligor must:

(i)	make that required withholding or deduction and pay the required amount to the relevant taxing authority within the time allowed and in the minimum amount required by law;

(ii)	provide the Lender with the original receipts for that payment to the relevant taxing authority (or any other evidence reasonably satisfactory to the Lender); and

(iii)

pay an additional amount to the Lender (and the amount payable by the Obligor under the Finance Document is increased) so that, after making all required withholdings or deductions, the Lender receives an amount equal to the payment it would have received if those withholdings or deductions had not been required.

8.4	Costs and expenses

(a)

(transaction expenses): The Obligors shall promptly on demand pay the Lender the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in connection with the negotiation, preparation, execution, delivery, stamping, registration and perfection of, this document and any other Finance Documents.

(b)

(amendments and other costs): If an Obligor requests an amendment, waiver or consent, the Obligors shall within three Business Days of demand reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

(c)

(enforcement expenses): The Obligors shall, within three Business Days of demand or the date specified in the demand (whichever is later), pay to the Lender the amount of all costs and expenses (including legal fees) incurred by the Lender in connection with:

(i)	the enforcement of, or preservation of any rights under, any Finance Document; or

(ii)	anything referred to in clause 12(d).

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement	page 17

Corrs Chambers Westgarth

8.5	Upfront fee

The Borrower shall pay to the Lender an upfront fee equal to 3.5 per cent of the Facility Limit on the Drawdown Date. Such upfront fee shall be non-refundable and exclusive of any Tax.

9	Illegality

If it becomes unlawful (or impossible as a result of a change in law or regulation) in any jurisdiction for the Lender to continue to provide the Loan or to fund or maintain its obligations under any Drawing:

(a)	the Lender will promptly notify the Borrower of that event and the Loan will be cancelled on the date on which the Lender provides that notice; and

(b)

if required by the Lender, the Borrower must pay all of the Money Owing on the date specified by the Lender in its notice, provided that, if the law permits, such date will be at least 30 days after the date on which the Lender gives notice under clause 9(a).

10	Notices

10.1	Service

A notice, demand, consent, approval or communication (Notice) given by a party in connection with a Finance Document must be:

(a)	in writing, in English and signed by an Authorised Officer of the party; and

(b)	hand delivered or sent by prepaid post (or airmail if applicable) or by email (or attached to an email) sent to the recipient’s address for notices.

10.2	Particulars for delivery of notices

(a)	The particulars for delivery of notices are initially:

Obligors:

Address:	48 Miller Street, Murarrie Queensland
4172

Email	jhunter@tritium.com.au;
mcollins@tritium.com.au;
dtoomey@tritium.com.au

Attention:	Jane Hunter; and

Michael Collins

With copy to David Toomey – Chief
Strategy Officer

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement	page 18

Corrs Chambers Westgarth

Lender:

Address:	Level 11, 344 Queen Street, Brisbane
QLD 4000

Email:	tstbaker@stbenergy.com.au

Attention:	Trevor St Baker

(b)	Each party may change its particulars for delivery of notices by notice to each other party.

10.3	Effective on receipt

A Notice takes effect when received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, on the third Business Day after the date of posting (or on the seventh Business Day after the date of posting if posted to or from a place outside Australia); or

(c)

if sent by email, on the day and at the time at which the transmitting computer indicates that the email was sent to the email address of the recipient, unless a delivery failure report is received by the sender in relation to that email, but if the delivery, receipt or transmission is not on a Business Day or is after 5.00 pm (local time of the recipient) on a Business Day, the Notice is taken to be received at 9.00 am (local time of the recipient) on the next Business Day.

10.4	Communication to and from the Borrower

Any communication given to the Borrower in accordance with this clause 10 will be deemed to have been made or delivered to each of the Obligors. Each Obligor irrevocably authorises the Borrower to give and receive notices and communications on its behalf. The Lender may rely on any such notice or communication by the Borrower as given on behalf of each Obligor, and each Obligor is bound by it.

11	Assignment

11.1	By Lender

Subject to the Intercreditor Deed, the Lender may assign, transfer, novate, grant or allow to exist any security interest over or otherwise deal with all or any of its rights or obligations under the Finance Documents without the consent of any person.

11.2	By Obligors

An Obligor may not assign, transfer, novate, grant or allow to exist any security interest over or otherwise deal with its rights, interests or obligations under the Finance Documents without the prior written consent of the Lender and subject to the provisions of the Intercreditor Deed.

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement	page 19

Corrs Chambers Westgarth

12	General indemnities

Each Obligor shall within three Business Days of demand, indemnify the Lender against any cost, expense, loss or liability (including legal fees) incurred by the Lender as a result of:

(a)	the occurrence of any Event of Default;

(b)	any information produced or approved by or on behalf of an Obligor in relation to the Finance Documents being or being alleged to be misleading or deceptive in any way;

(c)	any claim or demand made by or on the Lender under any Finance Document;

(d)	any enquiry, investigation, subpoena (or similar order) or litigation in relation to an Obligor or any transaction contemplated or financed under a Finance Document;

(e)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(f)	any failure by an Obligor to pay any amount when due under a Finance Document;

(g)	any prepayments of all or part of a Drawing; and

(h)

funding, or making arrangements to fund a Drawing requested by the Borrower in a Drawdown Notice but not made by reason of the operation of any one or more of the provisions of the Finance Documents (other than by reason of default by the Lender alone).

13	Anti-money laundering

(a)

Despite any other provision of any Finance Document, the Lender is not required to do anything, and may refuse to do anything, in relation to a Finance Document if the Lender reasonably suspects that to do so would breach any anti-money laundering, counter-terrorism financing, economic or trade sanctions or any other laws or regulations that apply to the Lender.

(b)

Each Obligor must give the Lender all information that the Lender reasonably requires to enable the Lender to comply with its “know your customer” or similar identification procedures that apply to the Lender.

(c)

Each Obligor undertakes to exercise its rights and perform its obligations under the Finance Documents in accordance with all anti-money laundering, counter-terrorism financing and economic or trade sanctions laws or regulations.

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement	page 20

Corrs Chambers Westgarth

(d)

Notwithstanding anything to the contrary in the Finance Documents, if the Lender forms the view that, in its reasonable opinion, it is required to disclose information obtained in connection with the Finance Documents to any Government Agency in order to comply with any anti-money laundering, counter-terrorism financing, economic or trade sanctions or any other laws or regulations, the parties agree that, to the extent permitted by law, such disclosure will not breach any duty of confidentiality owed by the Lender to any other party.

14	General

14.1	Governing law, jurisdiction and service of process

(a)

This document is governed by the laws of Queensland. Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of that place (and any court of appeal) and waives any right to object to an action being brought in those courts, including on the basis of an inconvenient forum or those courts not having jurisdiction.

(b)

Without preventing any other mode of service, any document in an action or process may be served on any party by being delivered to or left for that party at its address for service of notices under this document.

14.2	Waivers

No failure or delay in exercising any right, power, discretion or remedy of the Lender operates as a waiver or representation. A waiver by the Lender in relation to a Finance Document is effective only if in writing.

14.3	Law and legislation

To the extent permitted by law:

(a)	each Finance Document prevails to the extent of inconsistency with any law; and

(b)	any present or future legislation operating to reduce an Obligor’s obligations under a Finance Document or the effectiveness of any right, power, discretion or remedy of the Lender is excluded.

14.4	Severability

A provision of a Finance Document that is illegal or unenforceable in a jurisdiction is ineffective in that jurisdiction to the extent of the illegality or unenforceability. This does not affect the validity or enforceability of that provision in any other jurisdiction, nor the remainder of that Finance Document in any jurisdiction.

14.5	Variation

A variation of a Finance Document must be in writing and signed by or on behalf of each party to it.

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Corrs Chambers Westgarth

14.6	Partial invalidity

If any provision of the Finance Documents becomes illegal, invalid or unenforceable under any law of any jurisdiction, neither the legality, validity nor enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

14.7	Calculations and certificates

Any certificate or determination by the Lender of a rate or amount under any Finance Document is conclusive evidence of the matters to which it relates, in the absence of manifest error.

14.8	Cleared funds

Subject to clause 4.1(c), in applying any money towards the satisfaction of the Money Owing, an Obligor is to be credited only with funds which have been cleared and are not subject to any set-off or claim.

14.9	Time of the essence

Time is of the essence in respect of all obligations of an Obligor to pay money to the Lender under the Finance Documents.

14.10	Counterparts

This document may be executed electronically and in any number of counterparts. Each counterpart constitutes an original of this document, all of which together constitute one instrument. A party who has executed a counterpart of this document may exchange it with another party by emailing a pdf (portable document format) copy of the executed counterpart to that other party, and if requested by that other party, will promptly deliver the original by hand or post. Failure to make that delivery will not affect the validity of this document.

14.11	Application of money

Unless the right is excluded in a Finance Document, the Lender may apply any money paid by an Obligor in satisfaction of any obligations of that Obligor under any Finance Document as the Lender determines.

14.12	Further assurance

Each Obligor must do anything that the Lender requires to bind it and each other Obligor and, in each case, its successors under the Finance Documents and to otherwise perfect the Lender’s rights under the Finance Documents.

14.13	Indemnities

All indemnities and reimbursement obligations in the Finance Documents are continuing and survive termination of any Finance Document, satisfaction of the Money Owing and cancellation or expiry of the Loan or the Facility Limit. An indemnity obligation in any Finance Document is payable on demand (unless otherwise stated). It is not necessary for the Lender to incur any expense or make any payment to any person before enforcing any right of indemnity conferred by any Finance Document.

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14.14	Set-off

Without prejudice to clause 4.1(c), the Lender may without notice set-off any actual or contingent obligation or liability of an Obligor under the Finance Documents against any obligation or liability owed by the Lender to that Obligor, in each case whether that obligation or liability has matured or not. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange rate nominated by the Lender, acting reasonably. The Lender can do anything necessary to effect any set-off under this clause 14.14.

14.15	Reinstatement of the Lender’s rights

(a)	This clause 14.15 applies if any payment, settlement, transaction, transfer or other dealing by or on behalf of an Obligor in connection with any Finance Document is avoided for any reason, including:

(i)	as a result of any law relating to bankruptcy, insolvency or the protection of creditors; or

(ii)	any legal limitation, disability or incapacity of or affecting any person.

(b)

If the circumstances described in clause 14.15(a) apply to any payment settlement, transaction, transfer or other dealing by or on behalf of an Obligor in connection with any Finance Document, then despite anything that was or should have been within the Lender’s knowledge:

(i)	each Obligor’s liability under the Finance Documents and the Lender’s rights are the same as if the relevant transaction or dealing had not taken place; and

(ii)

the Lender can recover from the Obligors all charges, costs and expenses (including legal costs on a solicitor and own client basis or full indemnity basis, whichever is higher) and Taxes incurred by it in connection with that transaction or dealing, in addition to any other money that the Lender is entitled to recover from an Obligor.

15	Guarantee and indemnity

(a)	For valuable consideration, each Guarantor unconditionally and irrevocably guarantees the due and punctual payment to the Lender of the Money Owing.

(b)

As an independent and principal obligation, each Guarantor indemnifies the Lender against any loss or liability sustained by the Lender (including all charges, costs and expenses incurred by the Lender) directly or indirectly in connection with:

(i)	(failure to pay) any failure of an Obligor to duly and punctually pay to the Lender any Money Owing;

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Corrs Chambers Westgarth

(ii)

(liability unenforceable) any liability of an Obligor to pay any Money Owing being or becoming void or otherwise unenforceable for any reason (including, as a result of any legal limitation, disability or incapacity affecting any person), irrespective of whether the Lender knew or ought to have known of the relevant facts or circumstances;

(iii)

(guaranteed money irrecoverable) any Money Owing (or money which, if recoverable, would have been Money Owing) being or becoming irrecoverable from any Obligor for any reason, irrespective of whether the Lender knew or ought to have known of the relevant facts or circumstances; or

(iv)	(Insolvency Events and Avoided Transactions) the occurrence of an Insolvency Event in relation to an Obligor or the occurrence of any Avoided Transaction.

(c)

Each Guarantor must pay to the Lender on demand the Money Owing guaranteed under clause 15(a) and an amount equal to the amount of any loss or liability in respect of which it has given an indemnity under clause 15(b).

(d)	Demand may be made under clause 15(c) at any time and from time to time.

(e)	Each obligation of each Guarantor under a Finance Document is:

(i)	(principal obligation) a principal obligation imposed on that Guarantor as principal debtor and is not to be regarded as ancillary or collateral to any other right or obligation; and

(ii)	(independent of obligation) independent of and not affected by or in substitution for any obligation of any person.

(f)	Each Finance Document is enforceable against each Guarantor irrespective of whether:

(i)	(demands on other persons) demand has been made on or notice is given to an Obligor or any other person;

(ii)	(other enforcement action) any other enforcement action has been taken against any person (including the Borrower or another Guarantor); or

(iii)	(other events) any of the events described in clause 15(j) has occurred.

(g)	The obligations of each Guarantor:

(i)	(continuing guarantee) are a continuing guarantee and indemnity;

(ii)	(present and future) extend to the present and any future balance of the Money Owing; and

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Corrs Chambers Westgarth

(iii)

(remains in full force and effect until discharged) remain in full force and effect until a final discharge of it is provided to that Guarantor notwithstanding any settlement of account, intervening payment or other thing.

(h)

The obligations of each Guarantor extend to any increase in the Money Owing as a result of any amendment, supplement, renewal or replacement of any of the Finance Documents or the occurrence of any other thing irrespective of whether a Guarantor is aware of or has consented to or is given notice of any such amendment, supplement, renewal or replacement or of that occurrence.

(i)

Each Guarantor acknowledges that the Money Owing may include an amount which is contingently owing or which may become owing in the future and that, so long as the Lender is entitled to make demand on an Obligor (without being obliged to make that demand), that Guarantor must pay to the Lender an amount equal to any contingent or future amount included in the Money Owing notwithstanding that that amount may not have fallen due as at the date of that demand.

(j)	An Obligor’s liabilities and the rights of the Lender in connection with any Finance Document will not be affected by anything which might otherwise have that effect including:

(i)	(indulgence) the grant of any indulgence to any person;

(ii)	(compromise) a person compounding or compromising with or wholly or partially releasing any person in any way;

(iii)	(acquiescence) any acquiescence, act, delay, laches, mistake or omission on the part of any person;

(iv)	(variation of rights) any variation of a right of any person;

(v)	(alteration of documents) any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a document;

(vi)	(increase) any increase in the amount of or other variation in connection with any Money Owing;

(vii)	(transaction of business) the transaction of business with, for or at the request, whether express or implied, of any person;

(viii)	(change in membership) any change in the membership, name or business of a firm, partnership, committee or association;

(ix)	(Insolvency) the occurrence of an Insolvency Event in connection with any person;

(x)	(change in capacity) any change in the legal capacity, rights or obligations of any person;

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Corrs Chambers Westgarth

(xi)	(trustee) the fact that any person is a trustee, nominee, joint owner, joint venturer or a member of a partnership, firm or association;

(xii)	(judgment) a judgment being made against any person;

(xiii)	(money irrecoverable) any Money Owing being or becoming irrecoverable against any person;

(xiv)	(assignment) any assignment of rights in connection with any Money Owing;

(xv)	(repudiation) the acceptance of a repudiation or termination in connection with any Money Owing;

(xvi)	(invalidity) the invalidity or unenforceability of any person’s obligations or liabilities;

(xvii)	(receipt of dividend) the receipt of a dividend after the occurrence of an Insolvency Event or the payment of a sum into the account of any person;

(xviii)	(discharge of obligation) an obligation of any person (including a person comprising a Guarantor or co-surety) being discharged by operation of law or otherwise; or

(xix)	(obligation not effective) any person who is intended to enter into a Finance Document or otherwise become an Obligor not doing so or not doing so effectively.

(k)	The Lender is not obliged to marshal or appropriate in favour of any Obligor or to apply, enforce or exercise:

(i)	(Security Interest) any Finance Document or other instrument held by the Lender; or

(ii)	(assets) any asset which the Lender holds or may otherwise be entitled to receive or have a claim on.

(l)	Until the Lender has received payment or satisfaction of all the Money Owing and has given its prior written consent, each Obligor must not:

(i)

(no right of contribution) assert as against any person any right of contribution, indemnity or subrogation or otherwise claim or receive the benefit of or enforce any guarantee or indemnity for the payment of any Money Owing;

(ii)

(no right of proof) without limiting clause 15(m), exercise any right of proof or claim or receive the benefit of any distribution, dividend or payment if an Insolvency Event occurs in connection with an Obligor;

(iii)	(no set off) raise any set off, counterclaim or defence in reduction or discharge of its obligations under a Finance Document; or

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(iv)	(no other right) otherwise exercise any right which it may have which is inconsistent with its obligations or the rights of the Lender under any Finance Document.

(m)

If an Insolvency Event occurs in connection with an Obligor (Insolvent Obligor), each other Obligor irrevocably and unconditionally authorises the Lender to exercise any right of proof of that other Obligor for all money which that other Obligor has paid to the Lender under the Finance Documents on or for the account of the Insolvent Obligor until the Lender has received payment or satisfaction of the Money Owing in full.

16	Multiple Obligors

16.1	Joint and several obligations

(a)	If more than one person is named as comprising an Obligor:

(i)	(references) a reference to the “Obligor” will be a reference to each of those persons severally, and any 2 or more of them collectively;

(ii)	(liability) each person comprising the Obligor will be liable individually for the performance of all the Obligors’ obligations under a Finance Document;

(iii)

(multiple Obligors) each person comprising the Obligor will be liable individually for the payment of all of the Money Owing and for the performance of all of the Obligors’ obligations under a Finance Document; and

(iv)	(enforcement) the Lender may enforce a Finance Document against any one or more of the persons comprising the Obligor without enforcing a Finance Document against all of them.

(b)

Each person who enters a Finance Document as an Obligor will be bound by it, even though one or more of the persons named as Obligor may not have executed a Finance Document, may not be bound by it or may be released from it.

16.2	Borrower as agent

(a)	Each Obligor authorises and appoints the Borrower (including by acting through an Authorised Officer) as its agent (Obligor Agent) to:

(i)

execute and deliver to the Lender each document required to be executed and delivered by an Obligor under a Finance Document and any other document which is required to be executed in connection with a Finance Document (including pursuant to clause 14.5); and

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(ii)	do all such other acts and things as may be necessary or convenient to exercise all the rights and perform all the obligations of the Obligor under a Finance Document.

(b)	The Lender may rely upon a declaration by the Obligor Agent that it has no notice of revocation of its authority under this clause as conclusive evidence of that fact.

(c)	Each Obligor undertakes to ratify and confirm any document executed by the Obligor Agent and any action taken by the Obligor Agent under a Finance Document.

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement	page 28

Corrs Chambers Westgarth

Schedule 1

Guarantors

Guarantor
1.	Tritium Pty Ltd ACN 095 500 280
2.	Tritium Holdings Pty Ltd ACN 145 324 910
3.	Tritium Technologies B.V.
4.	Tritium Europe B.V.
5.	Tritium America Corporation
6.	Tritium Technologies LLC
7.	Tritium Technologies Limited
8.	Decarbonization Plus Acquisition Corporation II

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement	page 29

Corrs Chambers Westgarth

Execution

Executed as an agreement.

Borrower

Executed by Tritium DCFC Limited )
ACN 650 026 314 in accordance with )
section 127 of the Corporations Act )
2001 (Cth):

/s/ Michael Collins	/s/ Jane Hunter
Director / Company Secretary	Director

Michael Collins	Jane Hunter
Name of Director / Company Secretary (print)	Name of Director (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Guarantors

Executed by Tritium Pty Ltd ACN 095 )
500 280 in accordance with section 127 )
of the Corporations Act 2001 (Cth): )

/s/ Michael Collins	/s/ Jane Hunter
Director / Company Secretary	Director

Michael Collins	Jane Hunter
Name of Director / Company Secretary (print)	Name of Director (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Executed by Tritium Holdings Pty Ltd )
ACN 145 324 910 in accordance with )
section 127 of the Corporations Act )
2001 (Cth):

/s/ Michael Collins	/s/ Jane Hunter
Director / Company Secretary	Director

Michael Collins	Jane Hunter
Name of Director / Company Secretary (print)	Name of Director (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Executed by Tritium America Corporation by:

/s/ Michael Collins	/s/ Jane Hunter
Signature of authorised signatory	Signature of authorised signatory

Michael Collins	Jane Hunter
Name of authorised signatory (print)	Name of authorised signatory (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Executed by Tritium Technologies LLC by:

/s/ Michael Collins	/s/ Jane Hunter
Signature of authorised signatory	Signature of authorised signatory

Michael Collins	Jane Hunter
Name of authorised signatory (print)	Name of authorised signatory (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Executed by Tritium Europe B.V.

/s/ Michael Collins	/s/ Jane Hunter
Signature of authorised signatory	Signature of authorised signatory

Michael Collins	Jane Hunter
Name of authorised signatory (print)	Name of authorised signatory (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Executed by Tritium Technologies B.V.

/s/ Michael Collins	/s/ Jane Hunter
Signature of authorised signatory	Signature of authorised signatory

Michael Collins	Jane Hunter
Name of authorised signatory (print)	Name of authorised signatory (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Executed by Tritium Technologies Limited

/s/ Michael Collins	/s/ Jane Hunter
Signature of authorised signatory	Signature of authorised signatory

Michael Collins	Jane Hunter
Name of authorised signatory (print)	Name of authorised signatory (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Executed by

Decarbonization Plus Acquisition Corporation II

/s/ David Toomey	/s/ Jane Hunter
Signature of authorised signatory	Signature of authorised signatory

David Toomey	Jane Hunter
Name of authorised signatory (print)	Name of authorised signatory (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

Corrs Chambers Westgarth

Lender

Executed by Sunset Power Pty Ltd	)
ACN 101 619 658 as trustee of St	)
Baker Family Trust in accordance with	)
section 127 of the Corporations Act 2001 (Cth):

/s/ Trevor Charles St Baker
Signature of sole director and sole company secretary

Trevor Charles St Baker

Name of sole director and sole company secretary (print)

St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement